UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

03059598

No Act
P.E. 6-27-03

August 11, 2003

Daniel J. Winnike, Esq.
Fenwick & West LLP
Silicon Valley Center
801 California Street
Mountain View, CA 94041

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 8/11/2003

Re: Cisco Systems, Inc.
Incoming letter dated June 27, 2003

Dear Mr. Winnike:

This is in response to your letter dated June 27, 2003 concerning the shareholder proposal submitted to Cisco by Michael Moravan and Elaine Moravan. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
AUG 20 2003
THOMSON
FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Michael Moravan and Elaine Moravan
506 East Swallow Road
Fort Collins, CO 80525-2544

858877

FENWICK & WEST LLP

June 27, 2003

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Omission of Shareholder Proposal Submitted by Michael and Elaine Moravan

Ladies and Gentlemen:

Cisco Systems, Inc., a California corporation ("***Cisco***") has received a proposal (the "***Proposal***") submitted by Elaine and Michael Moravan (the "***Proponent***") that the Proponent has requested Cisco to include in its proxy card and other proxy materials for Cisco's 2003 annual meeting of shareholders. The Proposal includes the following resolution:

> "That the stockholders of Cisco Systems recommend that the Board of Directors implement a performance-based senior executive officers compensation plan that aligns executive pay with shareholders long-term interests, including frugal use of stock options."

Cisco intends to omit the Proposal from its proxy materials for its 2003 annual meeting pursuant to Rule 14a-8(i)(10) on the basis that it has already substantially implemented the proposal, rendering it moot. Accordingly, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, we respectfully request confirmation that the Staff (the "***Staff***") of the Securities and Exchange Commission (the "***Commission***") will not recommend enforcement action if Cisco excludes the Proposal from its proxy materials. A copy of the letter from the Proponent to Cisco submitting the Proposal is enclosed. Pursuant to Rule 14a-8(j)(2), six additional copies of this letter and the attachments are enclosed. Pursuant to Rule 14a-8(j)(1), on behalf of Cisco, we are simultaneously providing a copy of this letter and the attachments to the Proponent.

Discussion

Cisco has substantially implemented the Proposal, and therefore the Proposal is excludable under Rule 14a-8(i)(10).

Rule 14a-8(i)(10) authorizes a company to exclude a shareholder proposal from the company's proxy soliciting materials if the company has "substantially implemented" the action requested. The Staff has taken the position that "a determination that the Company has substantially implemented the proposal depends on whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." Texaco, Inc. (March 28, 1991).

Silicon Valley Center
801 California Street
Mountain View, CA 94041

Tel 650.988.8500
Fax 650.938.5200

www.fenwick.com

The Proposal calls for establishment of a performance-based compensation plan for Cisco's senior executive officers. Cisco already has established both a performance-based plan, its Professional and Leadership Incentive Plan (referred to herein as the "***Cisco Performance Incentive Plan***"), and an overall performance-based compensation structure, not only for senior executives but also for a substantial portion of Cisco's employee base.

Tying compensation to performance is a fundamental precept of Cisco's compensation philosophy, and Cisco believes this has contributed significantly to its success as a leading high technology company in Silicon Valley. Cisco has in place a performance-based compensation structure for senior executives which consists of three components: (i) base salary, (ii) performance-based variable incentive awards, paid out according to the Cisco Performance Incentive Plan, and (iii) long-term, equity-based incentive awards (the value of which is tied to the company's stock price performance).

Base Salaries. Cisco sets base salaries for senior executive officers at a level that is significantly lower than the average salary received by comparable executives at Cisco's peer companies. Cisco targets base salaries for senior executives at lower levels than the majority of Cisco's peer companies for comparable positions. In fact, Cisco generally structures the compensation packages of more senior employees to consist of a progressively lower base salary component (relative to comparable peer group salaries), and correspondingly greater performance-based component. The practice of paying lower-than-average base salaries for senior executives increases the relative significance of the remaining components of the compensation package, which as described below, are clearly performance-based.

Performance-Based Incentives. Cisco has for several years employed the Cisco Performance Incentive Plan, or predecessor versions of such plan, which it adjusts from time to time to achieve a desired blend of performance and compensation components. The Cisco Performance Incentive Plan sets forth a formula for determining the variable component of each participant's compensation. The target bonus for senior executives consists of a percentage of that senior executive's base salary (which, as noted above, is lower than the average comparable peer group salary). In the 2003 version of the Cisco Performance Incentive Plan, this target bonus is then increased or decreased by multipliers assigned to the following factors (as titled in the plan), each of which are performance-based:

- "Individual Performance Factor" – based upon an evaluation of the participant's accomplishment during the fiscal year of corporate and functional objectives.
- "Teamwork and Collaboration Factor" – based upon an evaluation of the participant's ability to work as a team player and collaborate within the company, with its suppliers and/or customers.
- "Company Performance Factor" – based upon Cisco's achievement of company-wide revenue and profit before interest and tax targets.
- "Marketshare Factor" – based on Cisco's achievement of market share growth compared to a group of Cisco's key competitors.
- "Customer Satisfaction Factor" – based upon achievement of a company-wide customer satisfaction survey score.

Under the Cisco Performance Incentive Plan, the variable component of a senior executive's compensation can be as low as $0 if Cisco does not meet its company-wide revenue and profit targets (the "Company Performance Factor") for a given fiscal year. In addition to the Company Performance Factor, each of the other factors cited above subject a senior executive's pay to various aspects of company and individual performance. Cisco believes that it sets high goals for satisfying these performance criteria, and has not engaged in the practice of resetting these objectives if it becomes apparent that they will not be met. Illustrating this principle and the application of this formula, Cisco did not meet these objectives in fiscal 2001, and as a result, no bonuses were paid to senior executives during that year.

Noteworthy among senior executives is the compensation paid to Cisco's CEO during the past few years. Since May 2001, Cisco's CEO has received an annual base salary of One Dollar ($1.00), and did not receive any variable component/bonus during Cisco's 2002 and 2001 fiscal years. Despite the fact that he was eligible to receive a bonus in 2002, he requested not to receive a bonus payment. Accordingly, the only component of compensation paid to Cisco's CEO during the past few years has come in the form of stock option grants, which have value only to the extent that the trading price in Cisco common stock increases over time.

Equity-Based Incentive Awards. Long-term, equity-based incentive awards comprise the third primary component of each senior executive's compensation. As stated in Cisco's proxy statement for its 2002 annual meeting, the goal of Cisco's long-term, equity-based incentive awards is "***to align the interests of executive officers with shareholders*** and to provide each executive officer with a significant incentive to manage the Company from the perspective of an owner with an equity stake in the business." Cisco's equity awards have consisted almost entirely of stock options, and option grants are made broadly throughout the company to employees at virtually all levels. Option grants are made based on the following factors: individual performance, potential for future responsibility and promotion, comparable awards made to individuals in similar positions with peer companies, and the number of unvested options held by the recipient at the time of grant. In order to further enhance the effectiveness of stock option awards in aligning compensation with long-term shareholder value, Cisco's employee stock options generally vest over a five-year period (which is longer than the four-year period used by many other companies).

The Proposal calls for a performance-based plan "including frugal use of stock options." Although unclear from the language of the proposal, it seems from the Proponent's supporting statement that the Proponent is focused on "frugality" of stock option grants to senior executives relative to Cisco's employee base overall and alleged disparity between pay to senior executives and pay to employees, rather than "frugality" from the perspective of the dilutive effect on Cisco's overall shareholder base. Regardless, Cisco has already implemented a compensation structure that entails this principle from both perspectives.

From the perspective of shareholder dilution, option grants to Cisco's senior executives during Cisco's 2002 fiscal year represented, in the aggregate, shares equal to approximately 0.4% of the total outstanding shares of Cisco common stock. From the perspective of grants to senior executives relative to Cisco's employee base overall, the stock option grants to senior executives in fiscal 2002 represented only approximately 10% of the total stock options granted to all Cisco employees in fiscal 2002. While the options granted to Cisco's CEO were the largest of the grants to any senior executive officer, it must be recognized that over the past few years the CEO has received an annual base salary of $1 and no variable bonus. Ultimately, a performance-based program by definition should not only provide for relatively lower payments to executives when performance goals are not fully achieved, but should provide for higher payments when and to the extent that these goals are met and surpassed. Accordingly, while the assumed dollar values of these stock option grants may be high on an absolute basis, they only have value if and to the extent that the ultimate enhancement of shareholder interest is achieved – that being an increase in the trading price of Cisco common stock. The San Jose Mercury News observed in a story on May 24, 2003 – "when it comes to tying compensation to stock performance, John Chambers of Cisco Systems may set the bar among Silicon Valley CEOs."

We note that in 1983, the Staff considered adopting an amendment to Rule 14a-8(c)(10) to permit the omission of precatory proposals where the board of directors has considered the request in good faith and determined ***not*** to act. (The Staff apparently decided not to adopt the rule due to the difficulties in administering the "good faith" requirement.) In the instant case, the board of directors (or the Compensation and Management Development Committee acting on its behalf) has considered the issue and ***has*** taken action that is consistent with the Proposal. The Proposal is precatory in nature, and appears to request that the board consider an issue that has already been considered, approved and implemented. By adopting the Cisco Performance Incentive Plan, forming the overall performance-based compensation structure and establishing procedures for determining stock option grants to senior executive officers, Cisco has established a senior executive compensation program that is performance-based and aligned with shareholders' long-term interests. Therefore, the Proposal is moot, and should be excludable from Cisco's proxy statement.

Conclusion

For the foregoing reason, we request your confirmation that the Staff will not recommend any enforcement action to the Commission if Cisco excludes the Proposal from Cisco's proxy card and other proxy materials for its 2003 annual shareholders' meeting. If the Staff has any questions, requires additional information or has formulated a response to our request, please contact me by telephone at (650) 988-8500 or by facsimile at (650) 938-5200. In addition to the six copies of this letter required pursuant to Rule 14a-8(j), we have included an extra copy. If you would kindly acknowledge receipt of this letter and the enclosures by date-stamping the extra copy and returning it to me in the self-addressed, stamped envelope, I would appreciate it.

Sincerely,

/s/

Daniel J. Winnike, Esq.

Enclosures
cc: Mark Chandler, Cisco Systems, Inc.
Elaine and Michael Moravan

Michael and Elaine Moravan
506 East Swallow Road
Fort Collins, CO 80525-2544
May 26, 2003

Cisco Systems, Inc.
170 W. Tasman Drive
San Jose, CA 95134-1706
Attn: Secretary

Dear Secretary of the Company,

This letter, delivered by USPS Registered Mail, is intended to submit a shareholder proposal in accordance with Rule 14a-8 promulgated under the Exchange Act ("Rule 14a-8"). A copy of this letter with attachment has been sent by USPS Registered Mail to the your address marked: "Attn: General Counsel" as required under the Shareholder Proposals For 2003 Proxy Statement.

We have been shareholders of Cisco Systems, Inc. since August 1990 and currently jointly own 20,000 shares of Cisco stock. We have continuously held these shares for at least one year (See attachment: Fidelity Investments letter dated May 28, 2003) and intend to hold these 20,000 shares through the date of the next Cisco's annual shareholders meeting.

Our shareholder proposal, limited to less than 500 words, is:

RESOLVED:

That the stockholders of Cisco Systems recommend that the Board of Directors implement a performance-based senior executive officers compensation plan that aligns executive pay with shareholders long-term interests, including frugal use of stock options.

REASONS:

On September 11, 2002, Mr. William McDonough, President and Chief Executive Officer of the Federal Reserve Bank of New York and as of June 11, 2003 Chairman of the SEC's Public Company Accounting Oversight Board gave a speech (http://www.ny.frb.org/pihome/news/speeches/2002/mcd020911.html) containing the following excerpted remarks:

"I believe there is one issue in particular which requires corrective action. A recent study shows that, 20 years ago, the average chief executive officer of a publicly traded company made 42 times more than the average production worker. Perhaps one could justify that by the additional education required, the greater dedication, perhaps even the harder work. The same study shows that the average present day CEO makes over 400 times the average employee's income.

It is hard to find somebody more convinced than I of the superiority of the American economic system, but I can find nothing in economic theory that justifies this development. I am old enough

to have known both the CEO's of 20 years ago and those of today. I can assure you that we CEO's of today are not 10 times better than those of 20 years ago.

What happened? Sadly, all too many members of the inner circle of the business elite participated in the over-expansion of executive compensation. It was justified by a claimed identity between the motivation of the executives and shareholder value. It is reasonably clear now that this theory has left a large number of poorer stockholders, especially including employee stockholders, not only unconvinced, but also understandably disillusioned and angry. "

"What should be done, if anything, about this recent explosion of claimed privilege?"

"We should avoid, as much as possible, government action because laws or regulations are far too blunt instruments to deal with the myriad of differences in the highly sophisticated and flexible American economic system."

"Beginning with the strongest companies, CEO's and their boards should simply reach the conclusion that executive pay is excessive and adjust it to more reasonable and justifiable levels truly related to the benefit of shareholders and other stakeholders such as workers and the community. If the best companies lead the way, the market economy, through the stock market, will force other companies to follow."

As one of these "strongest companies", let Cisco "lead the way" out of this "over-expansion of executive compensation" by implementing a performance-based compensation plan for senior executive officers. In his recent book *Wheel, Deal and Steal,* D. Quinn Mills, Professor of Business Administration at the Harvard Business School suggests innovative ways to implement such plans.

If you're one of these "poorer", "disillusioned and angry" stockholders believing "that executive pay is excessive" and AGREE with of this resolution, please mark your proxy FOR this resolution.

Sincerely,

Michael J. Moravan

Michael Moravan
(970) 226-6440

Elaine Moravan

Elaine Moravan

Attachment: Fidelity Investments letter dated May 28, 2003

Fidelity Investments®

PO Box 500
Contra Way
Merrimack, NH 03054-9894

May 28, 2003

MICHAEL J MORAVAN
506 E SWALLOW RD
FORT COLLINS, CO 80525-2544

Dear Mr. Moravan:

Thank you for taking the time to contact Fidelity Investments. This letter is to confirm that you have held 20,000 shares of CSCO (Cisco Systems) in your brokerage account, x25-207578, for at least the last year.

If you have any questions, please call our account assistance line at 1-800-544-6666.

Sincerely,

Cregory Storer
Senior Service Trader

Our file: W000637-25MAY03

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

August 11, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Cisco Systems, Inc.
Incoming letter dated June 27, 2003

The proposal recommends that the board of directors "implement a performance-based senior executive officers compensation plan that aligns executive pay with shareholder long-term interests, including the frugal use of stock options."

There appears to be some basis for your view that Cisco may exclude the proposal under rule 14a-8(i)(10). Accordingly, we will not recommend enforcement action to the Commission if Cisco omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Grace K. Lee
Special Counsel